K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 26, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Funds II

Amendments to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of John Hancock Funds II (the “Trust”), we submit this letter in response to additional comments that the staff of the Securities and Exchange Commission (the “SEC”) made by telephone on December 20, 2013 in connection with the Trust’s responses to the staff’s comments on the Post-effective Amendments to the Trust’s Registration Statement on Form N-1A, as detailed in the following table.

File Nos.	Series	Post-Effective Amendment No.		Date Amendment Filed	Date Response Filed
		1933 Act	1940 Act
333-126293; 811-21779	Small Cap Value Fund	105	107	October 17, 2013	December 19, 2013
	Lifestyle II Aggressive Portfolio, Lifestyle II Growth Portfolio, Lifestyle II Balanced Portfolio, Lifestyle II Moderate Portfolio, and Lifestyle II Conservative Portfolio (collectively, the “Lifestyle II Funds”)	104	106	October 2, 2013	December 19, 2013

For convenience, we have set forth each additional comment below, followed by the relevant Fund’s response. In this letter, each series of the Trust listed in the table above is a “Fund,” and capitalized terms have the same meaning as in the relevant Amendment, unless otherwise stated.

Small Cap Value Fund

Comment 1 — In Comment 20 for Small Cap Value Fund, the staff had asked the Fund to confirm that, in the Appendix to the prospectus, the Comparable Fund’s sales load had been included in the calculation of the Composite’s performance. The Fund had responded that, because the effect of the Comparable Fund’s sales load had not been included, the Appendix had been revised accordingly. The staff now asks the Fund to clarify that either the Comparable Fund’s sales load has been included or that no sales load is applicable.

Response to Comment 1 — Small Cap Value Fund confirms that the sales load applicable to the Comparable Fund has been included. Accordingly, the Fund will revise the relevant disclosure in the Fund’s next relevant supplement or annual update.

Page 2 December 26, 2013

Lifestyle II Funds

Comment 2 — In Comment 24 for the Lifestyle II Funds, the staff had asked the Funds to explain whether they took into account the industry concentration policies of the underlying funds for purposes of compliance with the fundamental restriction on concentration set forth in the Statement of Additional Information (the “SAI”). The Funds had responded supplementally that the industry concentration policies of the underlying funds were taken into account for these purposes. The staff now asks the Funds to disclose this practice in the SAI.

Response to Comment 2 — The Lifestyle II Funds have made the requested change,

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with each Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at (617) 261-3240, or Christopher Sechler, Assistant Secretary of John Hancock Funds II, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Christopher Sechler